CHINA YOUTV CORP.
8th Floor, MeiLinDaSha, Ji 2, GongTi Road, East
Beijing, China 10027
Tel No. 604-801-5022 ; Fax No. 604-876-5564

July 7, 2009

File No. 001-32984

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attention : James Giugliano, Staff Accountant (Division of Corporation Finance)

Dear Mr. James Giugliano,

Re : SEC Comment Letter dated June 30, 2009 Form 10-K filed on October 3, 2008
        And Form 10-Q filed on May 13, 2009

We understand that :-

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended June 30, 2008

Management's Report on Internal Control over Financial Reporting, page 24

1. The new management took over from the old management in May 5, 2009. The new management cannot make adequate and accurate comments or changes or identify the framework used by the old management to evaluate the effectiveness of the internal control over financial reporting at that time. The new management had since established an audit committee consisting of the CEO, John Sadowski and CFO, Michael Lee to look into the effectiveness of Internal Control Over Financial Reporting using a sound conceptual framework for assessment developed by The Committee Sponsoring Organizations of the Treadway Commission (COSO) report.

Changes in Internal Control over Financial Reporting, page 24

2. As explain in note 1. the new management cannot make adequate and accurate comments to the above.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Unaudited Financial Statements, Page 1

3. We just amend our financial statements within the scope of FAS 7 and will be contacting our auditors to have it review. We will file the amended 10-Q after the review.

4. As per above. We are only in the beginning of the exploration stage and need to raise capital and until we have sufficient funds we will carry out exploration of the properties in the Wawa area of the Sault Ste. Marie Mining District in Ontario.

Controls and Procedures, Page 9

5. Sample of Item 4 disclosure i.e. Control and Procedures are as follows :

The Company's Chief Executive Officer and its Chief Financial Officer (the audit committee) are primarily responsible for the accuracy of the financial information that is presented in this quarterly report. The audit committee had adopted the framework for assessment developed by The Committee Sponsoring Organizations of the Treadway Commission (COSO) report.
The audit committee have as of the close of the period covered by this Quarterly Report, evaluated the Company's disclosure controls and procedures (as defined in Rules 13a-4c and 15d-14c) promulgated under the Securities Exchange Act of 1934 and determined that such controls and procedures were effective in ensuring that material information relating to the Company was made known to them during the period covered by this Quarterly Report. There have been no significant changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of our 2008 fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Yours truly,

/s/  Michael Lee

Michael Lee
Chief Financial Officer